UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2005

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission file number 0-21656

UNITED COMMUNITY BANKS, INC.
(Exact name of registrant as specified in its charter)

Georgia	**58-180-7304**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

63 Highway 515	
Blairsville, Georgia	**30512**
Address of Principal	**(Zip Code)**
Executive Offices	

(706) 781-2265
(Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

YES [X] NO [ ]

Common stock, par value $1 per share: 38,249,407 shares
outstanding as of March 31, 2005

INDEX

Part I – Financial Information
Item 1 – Financial Statements

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income
For the Three Months Ended March 31,

(in thousands, except per share data)	Three Months Ended March 31, 2005 (Unaudited)	Three Months Ended March 31, 2004 (Unaudited)
Interest revenue:		
Loans, including fees	$ 63,467	$ 47,422
Federal funds sold and deposits in banks	259	111
Investment securities:		
Taxable	9,014	6,069
Tax exempt	525	566
Total interest revenue	73,265	54,168
Interest expense:		
Deposits:		
Demand	3,527	1,794
Savings	168	83
Time	13,008	9,297
Federal funds purchased	871	271
Other borrowings	7,793	5,327
Total interest expense	25,367	16,772
Net interest revenue	47,898	37,396
Provision for loan losses	2,400	1,800
Net interest revenue after provision for loan losses	45,498	35,596
Fee revenue:		
Service charges and fees	5,614	5,023
Mortgage loan and other related fees	1,483	1,280
Consulting fees	1,482	1,127
Brokerage fees	442	708
Securities losses, net	-	(4)
Other	1,179	1,144
Total fee revenue	10,200	9,278
Total revenue	55,698	44,874
Operating expenses:		
Salaries and employee benefits	22,235	18,126
Occupancy	2,668	2,282
Communications and equipment	2,982	2,547
Postage, printing and supplies	1,351	1,142
Professional fees	1,038	837
Advertising and public relations	1,363	764
Amortization of intangibles	503	371
Other	2,639	2,107
Total operating expenses	34,779	28,176
Income before income taxes	20,919	16,698
Income taxes	7,478	5,760
Net income	$ 13,441	$ 10,938
Net income available to common stockholders	$ 13,434	$ 10,922
Earnings per common share:		
Basic	$ .35	$ .31
Diluted	.34	.30
Weighted average common shares outstanding (in thousands):		
Basic	38,198	35,319
Diluted	39,388	36,482

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet
For the period ended

(in thousands, except per share data)	March 31, 2005	December 31, 2004	March 31, 2004
	(Unaudited)	(Audited)	(Unaudited)
ASSETS			
Cash and due from banks	$ 98,502	$ 99,742	$ 81,723
Interest-bearing deposits in banks	21,677	35,098	39,587
Cash and cash equivalents	120,179	134,840	121,310
Securities available for sale	928,328	879,978	617,787
Mortgage loans held for sale	34,628	37,094	14,508
Loans, net of unearned income	3,877,575	3,734,905	3,147,303
Less - allowance for loan losses	48,453	47,196	39,820
Loans, net	3,829,122	3,687,709	3,107,483
Premises and equipment, net	105,188	103,679	89,625
Accrued interest receivable	30,519	27,923	22,410
Intangible assets	120,119	121,207	71,811
Other assets	97,688	95,272	73,254
Total assets	$ 5,265,771	$ 5,087,702	$ 4,118,188
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 541,690	$ 532,879	$ 425,697
Interest-bearing demand	1,120,284	1,055,192	863,975
Savings	177,051	171,898	148,260
Time	1,941,496	1,920,547	1,636,261
Total deposits	3,780,521	3,680,516	3,074,193
Federal funds purchased and repurchase agreements	153,112	130,921	128,475
Federal Home Loan Bank advances	785,382	737,947	470,271
Other borrowings	113,390	113,879	108,751
Accrued expenses and other liabilities	34,480	27,351	25,251
Total liabilities	4,866,885	4,690,614	3,806,941
Stockholders' equity:			
Preferred stock, $1 par value; $10 stated value; 10,000,000 shares authorized; 44,800, 44,800 and 48,300 shares issued and outstanding	448	448	483
Common stock, $1 par value; 100,000,000 shares authorized; 38,407,874, 38,407,874 and 35,706,573 shares issued	38,408	38,408	35,707
Capital surplus	154,535	155,076	95,532
Retained earnings	215,466	204,709	175,700
Treasury stock; 158,467, 240,346 and 375,563 shares, at cost	(3,074)	(4,413)	(6,414)
Accumulated other comprehensive income	(6,897)	2,860	10,239
Total stockholders' equity	398,886	397,088	311,247
Total liabilities and stockholders' equity	$ 5,265,771	$ 5,087,702	$ 4,118,188

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Changes in Stockholders' Equity
For the Three Months Ended March 31,

(in thousands, except per share data)	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2003	$ 559	$ 35,707	$ 95,951	$ 166,887	$ (7,120)	$ 7,389	$ 299,373
Comprehensive income:							
Net income				10,938			10,938
Other comprehensive income:							
Unrealized holding gains on available for sale securities, net of deferred tax expense and reclassification adjustment						2,056	2,056
Unrealized gains on derivative financial instruments qualifying as cash flow hedges, net of deferred tax expense						794	794
Comprehensive income				10,938		2,850	13,788
Retirement of preferred stock (7,600 shares)	(76)						(76)
Cash dividends declared on common stock ($.06 per share)				(2,117)			(2,117)
Exercise of stock options (41,963 shares)			(227)		706		479
Tax benefit from options exercised			(192)				(192)
Dividends declared on preferred stock ($.15 per share)				(8)			(8)
Balance, March 31, 2004	$ 483	$ 35,707	$ 95,532	$ 175,700	$ (6,414)	$ 10,239	$ 311,247
Balance, December 31, 2004	$ 448	$ 38,408	$ 155,076	$ 204,709	$ (4,413)	$ 2,860	$ 397,088
Comprehensive income:							
Net income				13,441			13,441
Other comprehensive loss:							
Unrealized holding losses on available for sale securities, net of deferred tax benefit and reclassification adjustment						(7,003)	(7,003)
Unrealized losses on derivative financial instruments qualifying as cash flow hedges, net of deferred tax benefit						(2,754)	(2,754)
Comprehensive income				13,441		(9,757)	3,684
Cash dividends declared on common stock ($.07 per share)				(2,677)			(2,677)
Exercise of stock options (78,867 shares)			(522)		1,290		768
Amortization of restricted stock awards			31				31
Vesting of restricted stock awards (3,012 shares)			(50)		49		(1)
Dividends declared on preferred stock ($.15 per share)				(7)			(7)
Balance, March 31, 2005	$ 448	$ 38,408	$ 154,535	$ 215,466	$ (3,074)	$ (6,897)	$ 398,886

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Cash Flows
For the Three Months Ended March 31,

(in thousands)	2005	2004
Operating activities:		
Net income	$ 13,441	$ 10,938
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and accretion	4,617	3,610
Provision for loan losses	2,400	1,800
Loss on sale of securities available for sale	-	4
Gain on sale of other assets	(9)	(121)
Changes in assets and liabilities:		
Other assets and accrued interest receivable	(8,066)	(3,075)
Accrued expenses and other liabilities	2,189	3,592
Mortgage loans held for sale	2,466	(3,752)
Net cash provided by operating activities	17,038	12,996
Investing activities:		
Proceeds from sales of securities available for sale	1,307	55,939
Proceeds from maturities and calls of securities available for sale	72,413	56,459
Purchases of securities available for sale	(125,344)	(59,872)
Net increase in loans	(144,315)	(132,157)
Proceeds from sales of premises and equipment	107	1,216
Purchases of premises and equipment	(3,903)	(5,218)
Proceeds from sale of other real estate	359	911
Net cash used by investing activities	(199,376)	(82,722)
Financing activities:		
Net change in deposits	100,005	216,744
Net change in federal funds purchased and repurchase agreements	22,191	25,626
Repayments of other borrowings	(489)	(45,000)
Proceeds from FHLB advances	423,600	531,100
Repayments of FHLB advances	(376,100)	(696,225)
Proceeds from exercise of stock options	768	479
Retirement of preferred stock	-	(76)
Cash dividends on common stock	(2,291)	(1,797)
Cash dividends on preferred stock	(7)	(8)
Net cash provided by financing activities	167,677	30,843
Net change in cash and cash equivalents	(14,661)	(38,883)
Cash and cash equivalents at beginning of period	134,840	160,193
Cash and cash equivalents at end of period	$ 120,179	$ 121,310
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$ 26,544	$ 18,651
Income taxes	1,347	6,311

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

United Community Banks, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 - Accounting Policies

The accounting and financial reporting policies of United Community Banks, Inc. ("United") and its subsidiaries conform to accounting principles generally accepted in the United States of America and general banking industry practices. The accompanying interim consolidated financial statements have not been audited. All material intercompany balances and transactions have been eliminated. A more detailed description of United's accounting policies is included in the 2004 annual report filed on Form 10-K.

In management's opinion, all accounting adjustments necessary to accurately reflect the financial position and results of operations on the accompanying financial statements have been made. These adjustments are considered normal and recurring accruals considered necessary for a fair and accurate presentation. The results for interim periods are not necessarily indicative of results for the full year or any other interim periods.

Note 2 - Stock Split

On April 28, 2004, United had a three-for-two split of its common stock. All financial statements and per share amounts included in the financial statements and accompanying notes have been restated to reflect the change in the number of shares outstanding as of the beginning of the earliest period presented.

Note 3 - Stock-Based Compensation

United's stock-based compensation plans are accounted for based on the intrinsic value method set forth in Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees,* and related interpretations. Compensation expense for restricted share awards is recognized over the restricted period based on the fair value of the stock on the date of grant. Compensation expense for employee stock options has not been recognized, since the exercise price of the options equaled the fair value of the stock on the date of grant. Compensation expense for restricted share awards is ratably recognized over the period of service, usually the restricted period, based on the fair value of the stock on the date of grant. Had compensation costs been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, United's net income and earnings per common share would have reflected the pro forma amounts below *(in thousands, except per share data)*:

	Three Months Ended March 31,	
	2005	**2004**
Net income available to common shareholders:		
As reported	$ 13,434	$ 10,922
Pro forma	13,095	10,768
Basic earnings per common share:		
As reported	.35	.31
Pro forma	.34	.30
Diluted earnings per common share:		
As reported	.34	.30
Pro forma	.33	.30

The weighted average fair value of options granted in the first quarter of 2005 and 2004 was $6.32 and $5.15, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions: dividend yield of 1.12% to 1.18% in 2005 and 1.00% in 2004; a risk free interest rate ranging from 3.97% to 4.36% in 2005 and from 3.61% to 4.57% in 2004; expected volatility of 20% in 2005 and 15% in 2004; and, an expected life of 6.25 years in 2005, and 7 years in 2004. United's stock trading history began in March of 2002 when United listed on Nasdaq. For 2005, expected volatility was determined using United's historical weekly volatility over a two-year period. For 2004, the Nasdaq Bank Index was used to determine expected volatility. Compensation expense, included in the pro forma results, was determined based on the fair value of the options at the time of grant, multiplied by the number of options granted, which was then amortized, net of tax, over the vesting period. In December 2004, FAS 123(R) was released. The standards original effective date for United was for periods beginning July 1, 2005. The SEC has now delayed this standard until January 1, 2006. United plans to adopt this standard effective January 1, 2006.

Note 4 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31.

(in thousands, except per share data)

	Three Months Ended March 31,	
	2005	2004
Basic earnings per share:		
Weighted average shares outstanding	38,198	35,319
Net income available to common shareholders	$ 13,434	$ 10,922
Basic earnings per share	$ .35	$ .31
Diluted earnings per share:		
Weighted average shares outstanding	38,198	35,319
Net effect of the assumed exercise of stock options based on the treasury stock method using average market price for the period	818	791
Effect of conversion of subordinated debt	372	372
Total weighted average shares and common stock equivalents outstanding	39,388	36,482
Net income available to common shareholders	$ 13,434	$ 10,922
Income effect of conversion of subordinated debt, net of tax	28	21
Net income, adjusted for effect of conversion of subordinated debt, net of tax	$ 13,462	$ 10,943
Diluted earnings per share	$ .34	$ .30

Note 5 - Mergers and Acquisitions

At March 31, 2005, accrued merger costs of $1.6 million remained unpaid relating to acquisitions closed in 2004 and 2003. The severance and related costs include change in control payments for which payment had been deferred. Professional fees include investment banker fees and remaining legal fees related to the two business combinations completed during the fourth quarter of 2004. Contract termination costs include amounts owed to service providers as a result of early termination of service contracts related to the acquisitions completed during 2004 and 2003. All of these charges are expected to be paid in 2005. At March 31, 2005, $846,000 remained unpaid, which primarily related to one contract termination charge that is in dispute. The purchase adjustments resulted in a reduction of recorded goodwill. A reconciliation of the activities in 2005 related to accrued merger costs is below (in thousands):

Activity with accrued merger cost
For the Three Months Ended March 31, 2005

	Beginning Balance	Purchase Adjustments	Amounts Charged to Earnings	Amounts Paid	Ending Balance
Severance and related costs	$ 764	$ -	$ -	$ (371)	$ 393
Professional fees	754	(29)	-	(533)	192
Contract termination costs	3,854	(594)	-	(2,407)	853
Other merger-related expenses	247	-	-	(119)	128
Totals	$ 5,619	$ (623)	$ -	$ (3,430)	$ 1,566

Note 6 - Reclassification

Certain amounts for the comparative periods of 2004 have been reclassified to conform to the 2005 presentation.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Form 10-Q contains forward-looking statements regarding United Community Banks, Inc., including, without limitation, statements relating to United's expectations with respect to revenue, credit losses, levels of nonperforming assets, expenses, earnings and other measures of financial performance. Words such as "may", "could", "would", "should", "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond United's control). The following factors, among others, could cause United's financial performance to differ materially from the expectations expressed in such forward-looking statements:

- our recent operating results may not be indicative of future operating results;
- our corporate culture has contributed to our success and, if we cannot maintain this culture as we grow, we could lose the productivity fostered by our culture, which could harm our business;
- our business is subject to the success of the local economies in which we operate;
- we may face risks with respect to future expansion and acquisitions or mergers;
- changes in prevailing interest rates may negatively affect our net income and the value of our assets;
- our concentration of construction and land development loans is subject to unique risks that could adversely affect our earnings;
- if our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease;
- competition from financial institutions and other financial service providers may adversely affect our profitability;
- business increases, productivity gains and other investments are lower than expected or do not occur as quickly as anticipated;
- competitive pressures among financial services companies increase significantly;
- the strength of the United States economy in general and/or the strength of the local economies of the states in which United conducts operations changes;
- trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, change;
- inflation or market conditions fluctuate;
- conditions in the stock market, the public debt market and other capital markets deteriorate;
- financial services laws and regulations change;
- technology changes and United fails to adapt to those changes;
- consumer spending and saving habits change;
- unanticipated regulatory or judicial proceedings occur; and
- United is unsuccessful at managing the risks involved in the foregoing.

Additional information with respect to factors that may cause actual results to differ materially from those contemplated by such forward-looking statements may also be included in other reports that United files with the Securities and Exchange Commission. United cautions that the foregoing list of factors is not exclusive and not to place undue reliance on forward-looking statements. United does not intend to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Form 10-Q.

Overview

United is a bank holding company registered with the Federal Reserve under the Bank Holding Company Act of 1956 that was incorporated under the laws of the state of Georgia in 1987 and commenced operations in 1988. At March 31, 2005, United had total consolidated assets of $5.3 billion, total loans of $3.9 billion, total deposits of $3.8 billion and stockholders' equity of $399 million.

United's activities are primarily conducted by its wholly-owned banking subsidiaries (which are collectively referred to as the "Banks" in this discussion) and Brintech, Inc., a consulting firm providing professional services to the financial services industry.

This discussion reflects the three-for-two stock split effective on April 28, 2004 to shareholders of record on April 14, 2004, as of the beginning of the periods covered by this report.

Recent Mergers and Acquisitions

On June 1, 2004, United completed the acquisition of Fairbanco Holding Company, Inc. ("Fairbanco"), a bank holding company headquartered in Fairburn, Georgia, and its wholly-owned Georgia subsidiary, 1st Community Bank. On June 1, 2004, 1st Community Bank had assets of $210 million, including purchase accounting related intangibles. United exchanged 914,627 shares of its common stock valued at $20.9 million and approximately $2.7 million in cash for all of the outstanding shares. 1st Community Bank was merged into UCB-Georgia and operates as a separate community bank.

On November 1, 2004, United completed the acquisition of Eagle National Bank. ("Eagle"), a bank headquartered in Stockbridge, Georgia. On November 1, 2004, Eagle had assets of $78 million, including purchase accounting related intangibles. United exchanged 414,462 shares of its common stock valued at $9.5 million and approximately $2.4 million in cash for all of the outstanding shares. Eagle was merged into UCB-Georgia and operates as a separate community bank.

On December 1, 2004, United completed the acquisition of Liberty National Bancshares, Inc. ("Liberty"), a bank holding company headquartered in Conyers, Georgia, and its wholly-owned subsidiary, Liberty National Bank. On December 1, 2004, Liberty had assets of $212 million, including purchase accounting related intangibles. United exchanged 1,372,658 shares of its common stock valued at $32.5 million and approximately $3.0 million in cash for all of the outstanding shares. Liberty National Bank was merged into UCB-Georgia and now operates as a separate community bank.

Critical Accounting Policies

The accounting and reporting policies of United Community Banks and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The more critical accounting and reporting policies include United's accounting for loans and the allowance for loan losses. In particular, United's accounting policies relating to the allowance for loan losses involve the use of estimates and require significant judgments to be made by management. Different assumptions in the application of these policies could result in material changes in United's consolidated financial position or consolidated results of operations. See "Asset Quality and Risk Elements" herein for a complete discussion of United's accounting methodologies related to the allowance.

Table 1 – Financial Highlights
FINANCIAL HIGHLIGHTS TABLE
UNITED COMMUNITY BANKS, INC.
Selected Financial Information
For the Three Months Ended March 31, 2005

(in thousands, except per share data; taxable equivalent)	2005 First Quarter		2004 Fourth Quarter		2004 Third Quarter		2004 Second Quarter		2004 First Quarter		First Quarter 2005-2004 Change	
INCOME SUMMARY												
Interest revenue	$	73,649	$	66,761	$	61,358	$	56,680	$	54,587		
Interest expense		25,367		21,448		19,142		17,432		16,772		
Net interest revenue		48,282		45,313		42,216		39,248		37,815	28	%
Provision for loan losses		2,400		2,000		2,000		1,800		1,800		
Fee revenue		10,200		10,757		9,857		9,647		9,278	10	
Total revenue		56,082		54,070		50,073		47,095		45,293	24	
Operating expenses [1]		34,779		33,733		31,296		29,363		28,176	23	
Income before taxes		21,303		20,337		18,777		17,732		17,117	24	
Income taxes		7,862		7,427		6,822		6,379		6,179		
Net operating income		13,441		12,910		11,955		11,353		10,938	23	
Merger-related charges, net of tax		-		261		-		304		-		
Net income	$	13,441	$	12,649	$	11,955	$	11,049	$	10,938	23	
OPERATING PERFORMANCE [1]												
Earnings per common share:												
Basic	$	.35	$	.35	$	.33	$	.32	$	.31	13	
Diluted		.34		.34		.32		.31		.30	13	
Return on tangible equity [2][3][4]		19.86	%	19.96	%	19.41	%	19.70	%	19.87	%	
Return on assets [4]		1.06		1.07		1.05		1.07		1.08		
Efficiency ratio		59.47		60.20		60.11		60.05		59.83		
Dividend payout ratio		20.00		17.14		18.18		18.75		19.35		
GAAP PERFORMANCE												
Per common share:												
Basic earnings	$	.35	$	.34	$	.33	$	.31	$	.31	13	
Diluted earnings		.34		.33		.32		.30		.30	13	
Cash dividends declared		.07		.06		.06		.06		.06	17	
Book value		10.42		10.39		9.58		9.10		8.80	18	
Tangible book value [3]		7.40		7.34		7.28		6.77		6.86	8	
Key performance ratios:												
Return on equity [2][4]		13.68	%	14.15	%	14.20	%	14.40	%	14.87	%	
Return on assets [4]		1.06		1.05		1.05		1.04		1.08		
Net interest margin [4]		4.05		4.05		3.99		3.95		3.99		
Dividend payout ratio		20.00		17.65		18.18		19.35		19.35		
Equity to assets		7.71		7.54		7.50		7.30		7.46		
Tangible equity to assets [3]		5.58		5.75		5.76		5.74		5.88		
ASSET QUALITY												
Allowance for loan losses	$	48,453	$	47,196	$	43,548	$	42,558	$	39,820		
Non-performing assets		13,676		8,725		10,527		8,812		7,251		
Net charge-offs		1,143		1,183		1,010		789		635		
Allowance for loan losses to loans		1.25	%	1.26	%	1.27	%	1.27	%	1.27	%	
Non-performing assets to total assets		.26		.17		.23		.19		.18		
Net charge-offs to average loans [3]		.12		.13		.12		.10		.08		
AVERAGE BALANCES												
Loans	$ 3,797,479		$ 3,572,824		$ 3,384,281		$ 3,235,262		$ 3,095,875		23	
Investment securities		946,194		805,766		762,994		715,586		652,867	45	
Earning assets		4,819,961		4,456,403		4,215,472		3,991,797		3,808,877	27	
Total assets		5,164,464		4,781,018		4,521,842		4,274,442		4,084,883	26	
Deposits		3,717,916		3,500,842		3,351,188		3,178,776		2,955,726	26	
Stockholders' equity		398,164		360,668		338,913		311,942		304,926	31	
Common shares outstanding:												
Basic		38,198		37,056		36,254		35,633		35,319		
Diluted		39,388		38,329		37,432		36,827		36,482		
AT PERIOD END												
Loans	$ 3,877,575		$ 3,734,905		$ 3,438,417		$ 3,338,309		$ 3,147,303		23	
Investment securities		928,328		879,978		726,734		739,667		617,787	50	
Earning assets		4,907,743		4,738,389		4,280,643		4,172,049		3,851,968	27	
Total assets		5,265,771		5,087,702		4,592,655		4,525,446		4,118,188	28	
Deposits		3,780,521		3,680,516		3,341,525		3,339,848		3,074,193	23	
Stockholders' equity		398,886		397,088		347,795		330,458		311,247	28	
Common shares outstanding		38,249		38,168		36,255		36,246		35,331		

(1) Excludes pre-tax merger-related charges totaling $406,000 or $.01 per diluted common share and $464,000 or $.01 per diluted common share in the fourth and second quarters, respectively of 2004.
(2) Net income available to common stockholders, which excludes preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income.
(3) Excludes effect of acquisition related intangibles and associated amortization.
(4) Annualized.

Merger-Related Charges

The presentation of operating earnings includes financial results determined by methods other than in accordance with generally accepted accounting principles, or GAAP. Net operating income excludes pre-tax merger-related and restructuring charges of $406,000 and $464,000 for the fourth and second quarters of 2004, respectively. These charges decreased net income by $261,000 and $304,000, respectively, for the fourth and second quarters of 2004 or about $.01 per diluted share each. These charges are discussed further in Note 5 to the Consolidated Financial Statements in this Form 10-Q and Note 3 to the Consolidated Financial Statements included in Form 10-K for the year ended December 31, 2004.

These charges are excluded because management believes that these non-GAAP operating results provide a helpful measure for assessing United's financial performance. Net operating income should not be viewed as a substitute for net income determined in accordance with GAAP, and is not necessarily comparable to non-GAAP performance measures that may be presented by other companies. The following is a reconciliation of net operating income to GAAP net income for the applicable periods:

Table 2 - Operating Earnings to GAAP Earnings Reconciliation
(in thousands, except per share data)

	Fourth Quarter 2004		Second Quarter 2004	
Merger charges included in expenses	$	406	$	464
Income tax effect of charges		145		160
After-tax effect of merger-related charges	$	261	$	304
Net Income Reconciliation				
Operating net income	$	12,910	$	11,353
After-tax effect of merger-related charges		(261)		(304)
Net income (GAAP)	$	12,649	$	11,049
Basic Earnings Per Share Reconciliation				
Basic operating earnings per share	$	.35	$	.32
Per share effect of merger-related charges		(.01)		(.01)
Basic earnings per share (GAAP)	$	.34	$	.31
Diluted Earnings Per Share Reconciliation				
Diluted operating earnings per share	$	.34	$	.31
Per share effect of merger-related charges		(.01)		(.01)
Diluted earnings per share (GAAP)	$	.33	$	.30

Results of Operations

Net operating income was $13.4 million for the quarter ended March 31, 2005, an increase of $2.5 million, or 23%, from the same period in 2004. Diluted operating earnings per share were $.34 for the quarter ended March 31, 2005, compared with $.30 for the same period in 2004, an increase of 13%. Operating return on tangible equity for the first quarter of 2005 was 19.86%, compared with 19.87% for 2004. Operating return on assets for the quarter ended March 31, 2005 was 1.06%, compared with 1.08% for 2004.

Net Interest Revenue (Taxable Equivalent)

Net interest revenue (the difference between the interest earned on assets and the interest paid on deposits and borrowed funds) is the single largest component of total revenue. United actively manages this revenue source to provide an optimal level of revenue while balancing interest rate, credit and liquidity risks. Net interest revenue for the three months ended March 31, 2005 was $48.3 million, up 28%, over last year. The main driver of this increase was loan growth. Average loans increased $702 million, or 23%, from the first quarter of last year. This loan growth was due to the continued high loan demand across all of United's markets and the acquisitions of 1st Community Bank, Eagle National Bank, and Liberty National Bank, which collectively added $303 million to the first quarter 2005 average balances. The quarter-end loan balances increased $730 million as compared to March 31, 2004. Of this increase, $121 million was in the north Georgia markets, $59 million in western North Carolina, $447 million in the metro Atlanta market, $42 million in east Tennessee, and $61 million in the coastal Georgia markets.

Average interest-earning assets for the first quarter of 2005 increased $1.0 billion, or 27%, over the same period in 2004. The increase reflects the strong organic and acquired loan growth, as well as an increase in the investment securities portfolio. The majority of the increase in interest-earning assets was funded by interest-bearing sources resulting in increases in average interest-bearing liabilities for the quarter of approximately $864 million as compared to the same period in 2004.

The banking industry uses two ratios to measure relative profitability of net interest revenue. The net interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread eliminates the impact of non-interest-bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest revenue as a percent of average total interest-earning assets and takes into account the positive impact of investing non interest-bearing deposits and capital.

For the three months ended March 31, 2005 and 2004, the net interest spread was 3.73% and 3.74%, respectively, while the net interest margin was 4.05% and 3.99%, respectively. Since June of 2004, the Federal Reserve has increased the federal funds rate 175 basis points. This had a positive impact on net interest revenue and net interest margin due to United's slightly asset sensitive balance sheet. The rise in the average rate on interest-bearing liabilities exceeded the rise in the average rate on interest-earning assets by 1 basis point resulting in the lower net interest spread. However, because the balance of average interest-earning assets exceeded average interest-bearing liabilities by $615 million, the net interest margin increased 6 basis points.

Although the increase in the federal funds rate, which effects variable rate assets and liabilities, contributed to the increase in net interest revenue, the loan growth mentioned above was the primary driver of the increase. Most of the loan growth added over the last year has been prime-based, adjusted daily. At March 31, 2005, United had approximately $2.1 billion in loans indexed to the daily Prime Rate published in the Wall Street Journal compared with $1.6 billion a year ago. At March 31, 2005 and 2004, United had receive-fixed swap contracts with a total notional value of $623 million and $197 million, respectively, that were accounted for as cash flow hedges of prime-based loans. The swap contracts added $534 thousand and $941 thousand to loan interest revenue in the first quarters of 2005 and 2004, respectively. This resulted in an increase in the average loan yield of 6 basis points and 12 basis points for the first quarters of 2005 and 2004, respectively.

The average yield on interest-earning assets for the first quarter of 2005 was 6.18%, compared with 5.76% in the first quarter of 2004. The main driver of this increase was loan yields, which were up 58 basis points for the quarter due to Federal Reserve's increases of the targeted federal funds rate in 2004 and early 2005.

The average cost of interest-bearing liabilities for the first quarter was 2.45%, an increase of 43 basis points from the same period in 2004. The increase reflects the impact of rising rates on United's floating rate sources of funding and increased deposit pricing in selected products and markets.

The following table shows the relationship between interest revenue and expense and the average balances of interest-earning assets and interest-bearing liabilities for the three months ended March 31, 2005 and 2004.

Table 3 - Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended March 31,
(In thousands, taxable equivalent)

	2005			2004		
	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$3,797,479	$ 63,136	6.74 %	$3,095,875	$ 47,381	6.16 %
Taxable securities [3]	896,307	9,014	4.02	602,152	6,069	4.03
Tax-exempt securities [1]	49,887	864	6.93	50,715	931	7.34
Federal funds sold and other interest-earning assets	76,288	635	3.33	60,135	206	1.37
Total interest-earning assets	4,819,961	73,649	6.18	3,808,877	54,587	5.76
Non-interest-earning assets:						
Allowance for loan losses	(48,155)			(39,449)		
Cash and due from banks	92,393			78,177		
Premises and equipment	102,409			86,932		
Other assets	197,856			150,346		
Total assets	$5,164,464			$4,084,883		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Transaction accounts	$1,074,303	$ 3,527	1.33	$ 859,333	$ 1,794	.84
Savings deposits	173,424	168	.39	141,998	83	.24
Certificates of deposit	1,934,682	13,008	2.73	1,541,015	9,297	2.43
Total interest-bearing deposits	3,182,409	16,703	2.13	2,542,346	11,174	1.77
Federal funds purchased	137,790	871	2.56	144,036	271	.76
Federal Home Loan Bank advances	770,715	5,657	2.98	545,822	3,172	2.34
Long-term debt and other borrowings	113,652	2,136	7.62	108,727	2,155	7.97
Total borrowed funds	1,022,157	8,664	3.44	798,585	5,598	2.82
Total interest-bearing liabilities	4,204,566	25,367	2.45	3,340,931	16,772	2.02
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	535,507			413,380		
Other liabilities	26,227			25,646		
Total liabilities	4,766,300			3,779,957		
Stockholders' equity	398,164			304,926		
Total liabilities and stockholders' equity	$5,164,464			$4,084,883		
Net interest revenue		$ 48,282			$ 37,815	
Net interest-rate spread			3.73 %			3.74 %
Net interest margin [4]			4.05 %			3.99 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal tax rate and the federal tax adjusted state tax rate.
(2) Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.
(3) Securities available for sale are shown at amortized cost. Pretax unrealized gains of $3.1 million in 2005 and $11.2 million in 2004 are included in other assets for purposes of this presentation.
(4) Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

The following table shows the relative impact on net interest revenue for changes in the average outstanding balances (volume) of interest-earning assets and interest-bearing liabilities and the rates earned and paid on such assets and liabilities (rate). Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 4 - Change in Interest Revenue and Expense on a Taxable Equivalent Basis
(in thousands)

	Three Months Ended March 31, 2005 Compared to 2004 Increase (decrease) due to changes in		
	Volume	Rate	Total
Interest-earning assets:			
Loans	$ 11,409	$ 4,346	$ 15,755
Taxable securities	2,958	(13)	2,945
Tax-exempt securities	(15)	(52)	(67)
Federal funds sold and other interest-earning assets	68	361	429
Total interest-earning assets	14,420	4,642	19,062
Interest-bearing liabilities:			
Transaction accounts	527	1,206	1,733
Savings deposits	21	64	85
Certificates of deposit	2,563	1,148	3,711
Total interest-bearing deposits	3,111	2,418	5,529
Federal funds purchased	(12)	612	600
Federal Home Loan Bank advances	1,517	968	2,485
Long-term debt and other borrowings	95	(114)	(19)
Total borrowed funds	1,600	1,466	3,066
Total interest-bearing liabilities	4,711	3,884	8,595
Increase in net interest revenue	$ 9,709	$ 758	$ 10,467

Provision for Loan Losses

The provision for loan losses was $2.4 million for the first quarter of 2005, compared with $1.8 million for the same period in 2004. Net loan charge-offs as a percentage of average outstanding loans for the three months ended March 31, 2005 were .12%, as compared with .08% for the first quarter of 2004.

The provision for loan losses is based on management's evaluation of losses inherent in the loan portfolio and the corresponding analysis of the allowance for loan losses. Additional discussion on loan quality and the allowance for loan losses is included in the Asset Quality section of this report.

Fee Revenue

Fee revenue for the first quarter of 2005, totaled $10.2 million compared with $9.3 million for the same period in 2004. Fee revenue for the quarter was approximately 18% of total revenue, compared with 20% for the first quarter of 2004. United is focused on increasing fee revenue through new products and services. The following table presents the components of fee revenue for the first quarter of 2005 and 2004.

Table 5 - Fee Revenue
For the Three Months Ended March 31,
(in thousands, taxable equivalent)

	Three Months Ended March 31,		
	2005	**2004**	**Change**
Service charges and fees	$ 5,614	$ 5,023	12 %
Mortgage loan and related fees	1,483	1,280	16
Consulting fees	1,482	1,127	31
Brokerage fees	442	708	(38)
Securities losses, net	-	(4)	
Other	1,179	1,144	3
Total	$ 10,200	$ 9,278	10

Earnings for acquired companies are included in consolidated results beginning on their respective acquisition dates. Therefore, comparability between current and prior periods is affected by acquisitions completed over the last 15 months.

Service charges on deposit accounts of $5.6 million, were up $591,000, or 12%, over the first quarter of 2004. The increase in service charges and fees was primarily due to an increase in the number of accounts and transaction activity resulting from successful internal efforts to increase core deposits and from acquisitions.

Mortgage loan and related fees of $1.5 million for the quarter were up $203,000, or 16%, from the same period in 2004. Mortgage loan originations of $80 million for the first quarter 2005 were up $25 million from the first quarter of 2004. This increase was due to the addition of new products offered by United. Substantially all of these originated residential mortgages were sold into the secondary market, including the right to service these loans.

Consulting fees for the first quarter of 2005 of $1.5 million were up $355,000 from the same period in 2004. This increase was due to the increase in fee revenue from two new services offered and growth in general consulting revenue.

Brokerage fees of $442,000 were down $266,000, or 38% from the record level achieved in the first quarter of 2004 and were up slightly from the fourth quarter of 2004.

Operating Expenses

For the three months ended March 31, 2005, total operating expenses, excluding merger-related charges, were $34.8 million compared with $28.2 million for the same period in 2004. The following table presents the components of operating expenses for the three months ended March 31, 2005 and 2004.

Table 6 - Operating Expenses
For the Three Months Ended March 31,
(in thousands)

	Three Months Ended March 31,		
	2005	**2004**	**Change**
Salaries and employee benefits	$ 22,235	$ 18,126	23 %
Occupancy	2,668	2,282	17
Communications and equipment	2,982	2,547	17
Postage, printing and supplies	1,351	1,142	18
Professional fees	1,038	837	24
Advertising and public relations	1,363	764	78
Amortization of intangibles	503	371	
Other	2,639	2,107	25
Total	$ 34,779	$ 28,176	23

Salaries and benefits for the first quarter of 2005 totaled $22.2 million, an increase of $4.1 million, or 23% over the same period in 2004. Acquisitions and de novo locations accounted for roughly half of the increase, with the remainder due to an increase in staff to support business growth and normal merit increases. At March 31, 2005, total staff was 1,558, an increase of 188 from a year ago. More than 60% of that increase, or 119 staff were added through acquisitions and de novo offices in 2004 leaving the core staff growth rate at about 5% over last year.

Occupancy expenses for the first quarter were up $386,000, or 17%, from the first quarter of 2004 primarily reflecting the cost of operating banking offices added through acquisitions.

Communication and equipment costs of $3.0 million for the first quarter of 2004 were up $435,000, or 17%, over the same period in 2004, primarily due to acquisitions and further investment in technology equipment to support business growth and enhance operating efficiencies.

Postage, printing and supplies costs for the first quarter of 2005 were up $209,000, or 18%, from the same period in 2004. Most of the increase was due to additional postage and courier expense resulting from geographic expansion into new markets through acquisitions and de novo offices. Postage expense is generally higher in the first quarter due to year-end mailings of 1099s and proxy materials. New accounts and shareholders added through acquisitions also contributed to the increase from a year ago.

Professional fees for the first quarter were up $201,000, or 24%, from the first quarter of 2004. Approximately one-half of the increase was due to the acquisitions including the additional processing costs of operating Liberty National Bank prior to systems conversion.

Advertising and public relations expenses for the first quarter of 2005 of $1.4 million, were up $599,000, or 78%, over the first quarter of 2004. This was due to costs associated with United's efforts to increase core deposit accounts and brand promotion in some of the new markets added recently through mergers.

The increase of $132,000 for the quarter in intangible amortization is due to three acquisitions in 2004, which created additional core deposit intangibles.

The efficiency ratio measures total operating expenses, excluding merger-related charges, as a percentage of total revenue, excluding the provision for loan losses, net securities gains or losses and FHLB advance prepayment penalties. Based on operating income, which excludes merger-related charges, United's efficiency ratio for the first quarter was 59.47% compared with 59.83% for the first quarter of 2004.

Income Taxes

Income tax expense, excluding tax benefits relating to merger charges, were $7.5 million for the first quarter, as compared with $5.8 million for the first quarter of 2004, representing a 35.7% and 34.5% effective tax rate, respectively. The effective tax rates were lower than the statutory tax rate primarily due to interest revenue on certain investment securities and loans that are exempt from income taxes and tax credits received on affordable housing investments. The effective tax rate has increased as tax-exempt interest revenue on securities and loans has declined as a percentage of pre-tax earnings. Additional information regarding income taxes can be found in Note 13 to the Consolidated Financial Statements filed with United's 2004 Form 10-K.

Balance Sheet Review

Total assets at March 31, 2005 were $5.3 billion, 3% higher than the $5.1 billion at December 31, 2004 and 28% higher than the $4.1 billion at March 31, 2004. Average total assets for the first quarter of 2005 were $5.2 billion, up $1.1 billion from average assets in the first quarter of 2004.

Loans

The following table presents a summary of the loan portfolio.

Table 7 - Loans Outstanding

(in thousands)

	March 31, 2005	December 31, 2004	March 31, 2004
Commercial (commercial and industrial)	$ 212,700	$ 211,850	$ 189,592
Commercial (secured by real estate)	963,708	966,558	815,636
Total commercial	1,176,408	1,178,408	1,005,228
Construction (secured by real estate)	1,376,445	1,304,526	993,280
Residential mortgage	1,171,057	1,101,653	1,010,933
Installment	153,665	150,318	137,862
Total loans	$ 3,877,575	$ 3,734,905	$ 3,147,303
As a percentage of total loans:			
Commercial (commercial and industrial)	5 %	6 %	6 %
Commercial (secured by real estate)	25	26	26
Total commercial	30	32	32
Construction (secured by real estate)	36	35	32
Residential mortgage	30	29	32
Installment	4	4	4
Total	100 %	100 %	100 %

At March 31, 2005, total loans were $3.9 billion, an increase of $730 million, or 23%, from March 31, 2004 and an increase of $143 million, or 4%, from December 31, 2004. Over the past year, United has experienced strong loan growth in all markets, with particular strength in loans secured by real estate. Substantially all loans are to customers located in Georgia, North Carolina and Tennessee, the immediate market areas of the Banks. This includes customers who have a seasonal residence in the Banks' market areas. The acquisitions of 1st Community Bank, which closed on June 1, 2004, Eagle National Bank, which closed on November 1, 2004 and Liberty National Bank, which closed on December 1, 2004, added $285 million in balances to the loan portfolio. Approximately $383 million of the increase from a year ago occurred in construction and land development loans. Growth has also been strong in residential real estate loans and commercial loans which grew $160 million and $171 million, respectively from March 31, 2004.

Asset Quality and Risk Elements

United manages asset quality and controls credit risk through close supervision of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. United's credit administration function is responsible for monitoring asset quality, establishing credit policies and procedures and enforcing the consistent application of these policies and procedures at all of the Banks. Additional information on the credit administration function is included in Item 1 under the heading *Loan Review and Non-performing Assets* in United's Annual Report on Form 10-K.

The provision for loan losses charged to earnings is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable losses. The amount each period is dependent upon many factors including growth and changes in the composition of the loan portfolio, net charge-offs, delinquencies, management's assessment of loan portfolio quality, the value of collateral, and economic factors and trends. The evaluation of these factors is performed by the credit administration department through an analysis of the adequacy of the allowance for loan losses.

Reviews of non-performing loans, past due loans and larger credits, designed to identify potential charges to the allowance for loan losses, as well as determine the adequacy of the allowance, are conducted on a regular basis during the year. These reviews are performed by the responsible lending officers, as well as a separate loan review department, and consider such factors as the financial strength of borrowers, the value of the applicable collateral, past loan loss experience, anticipated loan losses, growth in the loan portfolio, prevailing economic conditions and other factors. United also uses external loan review sources as necessary to support the activities of the loan review department and to ensure the independence of the loan review process.

The following table presents a summary of changes in the allowance for loan losses for the three months ended March 31, 2005 and 2004.

Table 8 - Summary of Loan Loss Experience
For the Three Months Ended March 31,
(in thousands)

	Three Months Ended March 31,	
	2005	**2004**
Balance beginning of period	$ 47,196	$ 38,655
Loans charged-off	(1,403)	(1,020)
Recoveries	260	385
Net charge-offs	(1,143)	(635)
Provision for loan losses	2,400	1,800
Balance end of period	$ 48,453	$ 39,820
Total loans:		
At period end	$ 3,877,575	$ 3,147,303
Average	3,797,479	3,095,875
As a percentage of average loans (annualized):		
Net charge-offs	.12 %	.08 %
Provision for loan losses	.25	.23
Allowance as a percentage of period end loans	1.25	1.27
Allowance as a percentage of non-performing loans	375	579

Management believes that the allowance for loan losses at March 31, 2005 is appropriate to absorb losses inherent in the loan portfolio. This assessment involves uncertainty and judgment; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of the Banks, may require adjustments to the provision for loan losses in future periods if, in their opinion, the results of their review warrant such additions.

Non-performing Assets

The table below summarizes non-performing assets.

Table 9 - Non-Performing Assets

(in thousands)

	March 31, 2005	December 31, 2004	March 31, 2004
Non-accrual loans	$ 12,934	$ 8,031	$ 6,878
Loans past due 90 days or more and still accruing	-	-	-
Total non-performing loans	12,934	8,031	6,878
Other real estate owned	742	694	373
Total non-performing assets	$ 13,676	$ 8,725	$ 7,251
Non-performing loans as a percentage of total loans	.33 %	.22 %	.22 %
Non-performing assets as a percentage of total assets	.26	.17	.18

Non-performing loans, which include non-accrual loans and accruing loans past due over 90 days, totaled $12.9 million at March 31, 2005, compared with $8.0 million at December 31, 2004 and $6.9 million at March 31, 2004. The increase in nonperforming loans resulted primarily from two loans placed on non-accrual during the first quarter. At March 31, 2005, the ratio of non-performing loans to total loans was .33%, compared with .22% at December 31, 2004 and March 31, 2004. Non-performing assets, which include non-performing loans and foreclosed real estate, totaled $13.7 million at March 31, 2005, compared with $8.7 million at December 31, 2004 and $7.3 million at March 31, 2004.

United's policy is to place loans on non-accrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the loan terms or when the loan becomes 90 days past due and is not well secured and in the process of collection. When a loan is placed on non-accrual status, interest previously accrued, but not collected, is reversed against current interest revenue. Depending on management's evaluation of the borrower and loan collateral, interest revenue on a non-accrual loan may be recognized on a cash basis as payments are received. There were no commitments to lend additional funds to customers whose loans were on non-accrual status at March 31, 2005.

At March 31, 2005 and 2004, there were $6.2 million and $1.1 million, respectively, of loans classified as impaired under the definition outlined in SFAS No. 114. Specific reserves allocated to these impaired loans totaled $1.5 million at March 31, 2005, and $267,000 at March 31, 2004. The average recorded investment in impaired loans for the quarters ended March 31, 2005 and 2004, was $6.4 million and $1.0 million, respectively. Interest revenue recognized on loans while they were impaired for the first quarter of 2005 was $5,000 compared with $3,000 for the same period in 2004.

Investment Securities

The composition of the investment securities portfolio reflects United's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of revenue. The investment securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

Total average investment securities for the quarter increased 45% from first quarter of 2004 as the investment portfolio was used to help stabilize interest rate sensitivity and increase net interest revenue. Although this is a significant increase from a year ago, at March 31, 2005, the securities portfolio accounts for approximately 18% of total assets, up slightly from 17% at December 31, 2004.

The investment securities portfolio primarily consists of U.S. Government and agency securities, municipal securities and U.S. Government sponsored agency mortgage-backed securities. Mortgage-backed securities rely on the underlying pools of mortgage loans to provide a cash flow of principal and interest. The actual maturities of these securities will differ from the contractual maturities because the loans underlying the security may prepay. Decreases in interest rates will generally cause an acceleration of prepayment levels. In a declining interest rate environment, United generally will not be able to reinvest the proceeds from these prepayments in assets that have comparable yields. In a rising rate environment, the opposite occurs. Prepayments tend to slow and the weighted average life extends. This is referred to as extension risk which can lead to lower levels of liquidity due to the delay of timing of cash receipts and can result in the holding of a below market yielding asset for a longer time period.

Deposits

Total deposits at March 31, 2005 were $3.8 billion, an increase of $706 million from March 31, 2004, approximately $415 million resulting from the acquisitions of 1ˢᵗ Community Bank on June 1, 2004, Eagle National Bank on November 1, 2004, and Liberty National Bank on December 1, 2004. Total non-interest-bearing demand deposit accounts increased $116 million and interest-bearing demand and savings accounts increased $285 million. Total time deposits as of March 31, 2005 were $1.9 billion, an increase of $305 million from the first quarter of 2004.

Time deposits of $100,000 and greater totaled $618 million at March 31, 2005, compared with $402 million at March 31, 2004. United utilizes "brokered" time deposits, issued in certificates of less than $100,000, as an alternative source of cost-effective funding. Brokered time deposits outstanding at March 31, 2005 and March 31, 2004 were $316 million and $429 million, respectively.

Wholesale Funding

At March 31, 2005, each of the Banks were shareholders in the Federal Home Loan Bank. Through this affiliation, secured advances totaling $785 million were outstanding at rates competitive with time deposits of like maturities. United anticipates continued utilization of this short and long term source of funds. FHLB advances outstanding at March 31, 2005 had both fixed and floating interest rates ranging from 1.59% to 6.59%. Additional information regarding FHLB advances, including scheduled maturities, is provided in Note 10 to the consolidated financial statements included in United's 2004 Form 10-K.

Interest Rate Sensitivity Management

The absolute level and volatility of interest rates can have a significant impact on United's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest revenue to changing interest rates, in order to achieve United's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

Net interest revenue is influenced by changes in the level of interest rates. United manages its exposure to fluctuations in interest rates through policies established by the Asset/Liability Management Committee ("ALCO"). ALCO meets regularly and has responsibility for approving asset/liability management policies, formulating and implementing strategies to improve balance sheet positioning and/or earnings and reviewing United's interest rate sensitivity.

One of the tools management utilizes to estimate the sensitivity of net interest revenue to changes in interest rates is an interest rate simulation model. Such estimates are based upon a number of assumptions for various scenarios, including the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments. The simulation model measures the potential change in net interest revenue over a twelve-month period under six interest rate scenarios. The first scenario assumes rates remain flat ("flat rate scenario") over the next twelve months and is the scenario that all others are compared to in order to measure the change in net interest revenue. The second scenario is a most likely scenario that projects the most likely change in rates over the next twelve months based on the slope of the yield curve. United runs ramp scenarios that assume gradual increases and decreases of 200 basis points each over the next twelve months. United's policy for net interest revenue simulation is limited to a change from the flat rate scenario of less than 10% for the up or down 200 basis point ramp scenarios over twelve months. At March 31, 2005, United's simulation model indicated that a 200 basis point increase in rates over the next twelve months would cause an approximate 2.3% increase in net interest revenue and a 200 basis point decrease in rates over the next twelve months would cause an approximate 6.0% decrease in net interest revenue.

In order to manage its interest rate sensitivity, United uses off-balance sheet contracts that are considered derivative financial instruments. Derivative financial instruments can be a cost and capital effective means of modifying the repricing characteristics of on-balance sheet assets and liabilities. At March 31, 2005, United was a party to interest rate swap contracts under which it pays a variable rate and receives a fixed rate.

The following table presents the interest rate swap contracts outstanding at March 31, 2005.

Table 10 - Interest Rate Swap Contracts
As of March 31, 2005
(in thousands)

Type/Maturity	Notional Amount	Rate Received	Rate Paid [1]	Fair Value
Cash Flow Contracts				
June 27, 2005	$ 100,000	5.23 %	5.75 % $	(197)
October 3, 2005	25,000	5.78	5.75	(71)
October 24, 2005	22,000	5.57	5.75	(110)
December 30, 2005	25,000	5.55	5.75	(161)
December 30, 2005	25,000	5.70	5.75	(158)
December 30, 2005	50,000	5.80	5.75	(230)
December 30, 2005	100,000	5.57	5.75	(721)
April 3, 2006	25,000	6.00	5.75	(176)
September 30, 2006	10,000	7.04	5.75	11
December 4, 2006	15,000	5.85	5.75	(290)
December 17, 2006	30,000	5.99	5.75	(520)
January 18, 2007	25,000	6.51	5.75	(244)
March 21, 2007	25,000	7.00	5.75	(52)
April 19, 2007	15,000	5.85	5.75	(380)
May 13, 2007	25,000	6.47	5.75	(334)
May 14, 2007	15,000	6.47	5.75	(208)
May 14, 2007	10,000	6.47	5.75	(139)
October 23, 2007	81,000	6.08	5.75	(1,186)
Total Cash Flow Contracts	$ 623,000	5.85 %	5.75 % $	(5,166)

(1) Based on prime rate at March 31, 2005.

All of United's derivative financial instruments are classified as cash flow hedges. The change in fair value of cash flow hedges is recognized in other comprehensive income. Cash flow hedges consist of interest rate swap contracts that are designated as hedges of daily repricing prime based loans. Under these contracts, United receives a fixed interest rate and pays a floating rate based on the Prime Rate as posted in the Wall Street Journal.

United's policy requires all derivative financial instruments be used only for asset/liability management through the hedging of specific transactions or positions, and not for trading or speculative purposes. Management believes that the risk associated with using derivative financial instruments to mitigate interest rate risk sensitivity is minimal and should not have any material unintended impact on the financial condition or results of operations. In order to mitigate potential credit risk, from time to time United may require the counterparties to derivative contracts to pledge securities as collateral to cover the net exposure.

Liquidity Management

The objective of liquidity management is to ensure that sufficient funding is available, at reasonable cost, to meet the ongoing operational cash needs and to take advantage of revenue producing opportunities as they arise. While the desired level of liquidity will vary depending upon a variety of factors, it is the primary goal of United to maintain a sufficient level of liquidity in all expected economic environments. Liquidity is defined as the ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining United's ability to meet the daily cash flow requirements of the Banks' customers, both depositors and borrowers.

The primary objectives of asset/liability management are to provide for adequate liquidity in order to meet the needs of customers and to maintain an optimal balance between interest-sensitive assets and interest-sensitive liabilities, so that United can also meet the investment requirements of its shareholders as market interest rates change. Daily monitoring of the sources and uses of funds is necessary to maintain a position that meets both requirements.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and the maturities and sales of securities. Mortgage loans held for sale totaled $34.6 million at March 31, 2005, and typically turn over every 45 days as the closed loans are sold to investors in the secondary market. Other short-term investments such as federal funds sold are additional sources of liquidity.

The liability section of the balance sheet provides liquidity through interest-bearing and noninterest-bearing deposit accounts. Federal funds purchased, FHLB advances and securities sold under agreements to repurchase are additional sources of liquidity and represent United's incremental borrowing capacity. These sources of liquidity are generally short-term in nature and are used as necessary to fund asset growth and meet other short-term liquidity needs.

United has available a line of credit at its holding company with two financial institutions totaling $85 million. At March 31, 2005, United had sufficient qualifying collateral to increase FHLB advances by $241 million. United's internal policy limits brokered deposits to 20% of total deposits, excluding the brokered deposits. At March 31, 2005, United had the capacity to increase brokered deposits by $377 million and still remain within this limit. In addition to these wholesale sources, United has the ability to attract retail deposits at any time by competing more aggressively on pricing.

As disclosed in United's Consolidated Statement of Cash Flows, net cash provided by operating activities was $17.0 million for the three months ended March 31, 2005. The major contributors in this category were net income of $13.4 million, depreciation, amortization and accretion of $4.6 million, provision for loan losses of $2.4 million, a decrease in mortgage loans held for sale of $2.5 million and an increase in accrued expenses and other liabilities of $2.2 million, partially offset by an increase in other assets of $8.1 million. Net cash used by investing activities of $199.4 million consisted primarily of a net increase in loans totaling $144.3 million, purchases of premises and equipment of $3.9 million, and $125.3 million used to purchase investment securities, partially offset by proceeds from sales, maturities and calls of investment securities of $72.4 million. Net cash provided by financing activities consisted primarily of a net increase in deposits of $100.0 million, and a net increase in federal funds purchased and repurchase agreements of $22.2 million, and a net increase in FHLB advances of $47.5 million; partially offset by cash dividends paid of $2.3 million. In the opinion of management, the liquidity position at March 31, 2005 is sufficient to meet its expected cash flow requirements.

Capital Resources and Dividends

Stockholders' equity at March 31, 2005 was $398.9 million, an increase of $87.6 million from March 31, 2004. Accumulated other comprehensive income (loss) is not included in the calculation of regulatory capital adequacy ratios. Excluding the change in the accumulated other comprehensive income (loss), stockholders' equity increased $104.8 million, or 35%, from March 31, 2004, of which $63.4 million was the result of shares exchanged for the acquisitions in 2004. Dividends of $2.7 million, or $.07 per share, were declared on common stock during the first quarter of 2005, an increase of 17% from the amount declared in the same period in 2004. On an operating basis, the dividend payout ratios for the first quarters of 2005 and 2004 were 20% and 19%, respectively. United has historically retained the majority of its earnings in order to provide a cost effective source of capital for continued growth and expansion. However, in recognition that cash dividends are an important component of shareholder value, United has instituted a dividend program that provides for increased cash dividends when earnings and capital levels permit.

United's Board of Directors has authorized the repurchase of up to 2,250,000 shares of the Company's common stock through December 31, 2005. Through March 31, 2005, a total of 1,332,000 shares have been purchased under this program. No shares were purchased during the first quarter of 2005.

United's common stock trades on the NASDAQ National Market under the symbol "UCBI". The closing price for the period ended March 31, 2005 was $23.73. Below is a quarterly schedule of high, low and closing stock prices and average daily volume for 2005 and 2004.

Table 11 - Stock Price Information

| | 2005 | | | | | 2004 | | | |
	High	Low	Close	Avg Volume		High	Low	Close	Avg Volume
First quarter	$ 27.92	$ 23.02	$ 23.73	40,503		$ 24.62	$ 21.37	$ 23.73	26,364
Second quarter						25.36	21.89	25.18	43,316
Third quarter						25.45	21.75	24.27	30,366
Fourth quarter						29.60	23.17	26.93	34,920

The following table presents the quarterly cash dividends declared in 2005 and 2004 and the respective payout ratios as a percentage of basic operating earnings per share, which excludes merger-related charges.

Table 12 - Dividend Payout Information (based on operating earnings)

	2005		2004	
	Dividend	Payout %	Dividend	Payout %
First quarter	$ .07	20	$ .06	19
Second quarter			.06	19 [1]
Third quarter			.06	18
Fourth quarter			.06	17 [1]

(1) Dividend payout ratios for the second and fourth quarters of 2004 were 19% and 18%, respectively, when calculated using GAAP earnings per share.

The Board of Governors of the Federal Reserve System has issued guidelines for the implementation of risk-based capital requirements by U.S. banks and bank holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulators, associated with various categories of assets, both on and off balance sheet. Under the guidelines, capital strength is measured in two tiers which are used in conjunction with risk adjusted assets to determine the risk based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 4% must be Tier I capital. To be considered well capitalized under the guidelines, a 10% total risk-based capital ratio is required, of which 6% must be Tier I capital.

The following table shows United's capital ratios, as calculated under regulatory guidelines, at March 31, 2005 and 2004.

Table 13 - Capital Ratios
(in thousands)

	2005		2004	
	Actual Amount	Regulatory Minimum	Actual Amount	Regulatory Minimum
Tier I Leverage:				
Amount	$ 332,639	$ 151,510	$ 268,560	$ 120,493
Ratio	6.59%	3.00%	6.69%	3.00%
Tier I Risk-Based:				
Amount	$ 332,639	$ 160,618	$ 268,560	$ 132,302
Ratio	8.28%	4.00%	8.12%	4.00%
Total Risk-Based:				
Amount	$ 450,692	$ 321,237	$ 377,980	$ 264,603
Ratio	11.22%	8.00%	11.43%	8.00%

United's Tier I capital, which excludes other comprehensive income, consists of stockholders' equity and qualifying capital securities less goodwill and deposit-based intangibles, totaled $332.6 million at March 31, 2005. Tier II capital components include supplemental capital items such as a qualifying allowance for loan losses and qualifying subordinated debt. Tier I capital plus Tier II capital components is referred to as Total Risk-Based capital and was $450.7 million at March 31, 2005. The capital ratios, as calculated under the guidelines, were 8.28% and 11.22% for Tier I and Total Risk-Based capital, respectively, at March 31, 2005.

A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as Tier I capital divided by average assets adjusted for goodwill and deposit-based intangibles. Although a minimum leverage ratio of 3% is required for the highest-rated bank holding companies which are not undertaking significant expansion programs, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio greater than 3% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve Board. The Federal Reserve Board uses the leverage and risk-based capital ratios to assess capital adequacy of banks and bank holding companies. United's leverage ratios at March 31, 2005 and 2004 were 6.59% and 6.69%, respectively.

The capital ratios of United and the Banks currently exceed the minimum ratios as defined by federal regulators. United monitors these ratios to ensure that United and the Banks remain above regulatory minimum guidelines.

Impact of Inflation and Changing Prices

A bank's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature with relatively little investment in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio.

United's management believes the impact of inflation on financial results depends on United's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. United has an asset/liability management program to manage United's interest rate sensitivity position. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.

Item 3. Quantitative and Qualitative Disclosure About Market Risk

There have been no material changes in United's quantitative and qualitative disclosures about market risk as of March 31, 2005 from that presented in the Annual Report on Form 10-K for the year ended December 31, 2004. The interest rate sensitivity position at March 31, 2005 is included in management's discussion and analysis on page 20 of this report.

Item 4. Controls and Procedures

United's management, including the Chief Executive Officer and Chief Financial Officer, supervised and participated in an evaluation of the company's disclosure controls and procedures as of March 31, 2005. Based on, and as of the date of, that evaluation, United's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective in accumulating and communicating information to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures of that information under the Securities and Exchange Commission's rules and forms and that the disclosure controls and procedures are designed to ensure that the information required to be disclosed in reports that are filed or submitted by United under the Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There were no significant changes in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Part II. Other Information

Item 1. Legal Proceedings

In the ordinary course of operations, United and the Banks are defendants in various legal proceedings. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of United.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds – None

Item 3. Defaults upon Senior Securities – None

Item 4. Submission of Matters to a Vote of Securities Holders – None

Item 5. Other Information – None

Item 6. Exhibits

31.1	Certification by Jimmy C. Tallent, President and Chief Executive Officer of United Community Banks, Inc., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Rex S. Schuette, Executive Vice President and Chief Financial Officer of United Community Banks, Inc., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED COMMUNITY BANKS, INC.

/s/ Jimmy C. Tallent
Jimmy C. Tallent
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Rex S. Schuette
Rex S. Schuette
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

/s/ Alan H. Kumler
Alan H. Kumler
Senior Vice President and
Controller
(Principal Accounting Officer)

Date: May 6, 2005

Exhibit 31.1

I, Jimmy C. Tallent, President and Chief Executive Officer of United Community Banks, Inc. (the "registrant"), certify that:

1. I have reviewed this quarterly report on Form 10-Q, as amended, of the registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the registrant and have:

> a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

> b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

> c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

> d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

> a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

> b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: ***/s/ Jimmy C.Tallent***
        Jimmy C. Tallent
        President and Chief Executive Officer

Date: May 6, 2005

Exhibit 31.2

I, Rex S. Schuette, Executive Vice President and Chief Financial Officer of United Community Banks, Inc. (the "registrant"), certify that:

1. I have reviewed this quarterly report on Form 10-Q, as amended, of the registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the registrant and have:

> a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
>
> b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
>
> c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
>
> d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

> a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
>
> b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: */s/ Rex S. Schuette*
     Rex S. Schuette
     Executive Vice President and Chief Financial Officer

Date: May 6, 2005

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of United Community Banks, Inc. ("United") on Form 10-Q for the period ending March 31, 2005 filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jimmy C. Tallent, President and Chief Executive Officer of United, and I, Rex S. Schuette, Executive Vice President and Chief Financial Officer of United, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of United.

By: */s/ Jimmy C. Tallent*
    Jimmy C. Tallent
    President and Chief Executive Officer

By: */s/ Rex S. Schuette*
    Rex S. Schuette
    Executive Vice President and
    Chief Financial Officer

Date: May 6, 2005